April 4, 2006
VIA ELECTRONIC TRANSMISSION AND FACSIMILE
John Reynolds, Esq.
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Request for Acceleration of Effective Date of Registration Statement on Form S-1/A (Amendment No. 6) of General Finance Corporation
(SEC File No. 333-129830), filed on April 3, 2006
Dear Mr. Reynolds:
Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Morgan Joseph & Co. Inc., as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 9:00 a.m., Washington D.C. time, on April 5, 2006, or as soon thereafter as practicable. Morgan Joseph & Co. Inc. also hereby requests that the Commission withdraw the acceleration request that is set forth in its letter to the Commission dated March 31, 2006.

Sincerely,

/s/ Michael Powell
Michael Powell Director